SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  May 13, 2025

Earnings Release

Q1'25

investors.nu

Starting 2025 with growing momentum, reaching 118.6 million customers—adding over 4 million in just one quarter—as our platform continues to efficiently scale across Brazil, Mexico, and Colombia. This growth is matched by deepening customer engagement: 98.7 million monthly active users and an activity rate exceeding 83%, reaffirming the power of our product strategy and exceptional customer experience. Revenues climbed 40% year-over-year (YoY) on an FX neutral basis (FXN) to $3.2 billion, fueled by a 62% expansion in our interest-earning portfolio, while we maintained best-in-class efficiency and profitability metrics. We remain disciplined yet bold in execution, expanding responsibly, reinvesting strategically, and scaling our proven flywheel model, all to capitalize on the long runway of growth ahead of us. We're confident that as we continually strengthen our offerings and market position, Nu will deliver enduring value to both customers and shareholders.

David Vélez, founder and CEO

São Paulo – May 13, 2025 – Nu Holdings Ltd. ("Nu", "Nu Holdings" or **"the Company") (NYSE: NU),** one of the world's largest digital banking platforms, today reported its unaudited results for the first quarter ended on March 31, 2025. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.

Nu Holdings Reports Q1'25 Financial and Operating Results



Profit before taxes increased 62% year-over-year (YoY) on a FX-neutral (FXN) basis, reaching $795.1 million. Excluding a one-off[1] impact that reduced Nu's operating expenses by $47 million, the YoY growth would have been 53%. Revenues grew **40%** YoY FXN, reaching a new record of **$3.2 billion.** Nu's efficiency ratio improved to **24.7%**[1], representing a sequential gain of 520 basis points and an improvement of more than 740 basis points YoY. These gains contributed to a net income of **$557.2 million**, up **74%** YoY FXN.

Nu added **4.3 million** new customers during the quarter, driving a **19%** YoY increase of **19.3 million** and reaching a total of **118.6 million** customers.

Deposits increased **48%** YoY FXN to **$31.6 billion**, while the cost of funding was **90%** of the blended interbank rates for the quarter, and the Loan-to-Deposit ratio (LDR) reached **44%**. Total receivables across Nu's credit card and loan portfolios expanded **40%** YoY FXN and **8%** quarter-over-quarter (QoQ) FXN to **$24.1 billion**, while its total Interest-Earning Portfolio (IEP) increased **62%** YoY FXN to **$13.8 billion.**

Nu's leading indicator of asset quality, the 15-90 NPL ratio for the Brazil Consumer Credit Portfolio, rose 60 basis points (bps) to **4.7%**[2], while the 90+ NPL ratio decreased 50 bps to **6.5%**[2], outperforming historical seasonality trends.

Risk-adjusted Net Interest Margin (Risk-adjusted NIM) declined to **8.2%**. This compression was driven by the increase in the Credit Loss Allowance (CLA), due to a strong portfolio growth and the frontloaded provisioning model under IFRS 9, and mirrors the temporary pressure seen in nominal NIM, reflecting Nu's conscious decisions about deposit pricing in new geographies and the strategic pace of its asset growth there.

1: The one-off impact of $47 million is related to the remeasurement of a specific item within deferred tax assets, booked under "Other Income and Expenses" in the P&L. Excluding this effect on the calculation of the efficiency ratio, it would have been 26.7%, posting a 320 basis-point improvement quarter over quarter.
2: Data for Brazil only.

Key Operating and Financial Metrics



A Summary of Consolidated Financial and Operating Metrics is presented for the three-month periods ended March 31, 2025, 2024 and December 31, 2024. See definitions on page 16.

Summary of Consolidated Operating Metrics	Q1'25	Q1'24	Q4'24
CUSTOMER METRICS			
Number of Customers (in millions)	118.6	99.3	114.2
Number of Customers growth (%)	19%	26%	22%
Active Customers (in millions)	98.7	82.6	94.9
Activity Rate	83%	83%	83%
CUSTOMER ACTIVITY METRICS			
Purchase Volume (in $ billions)	30.4	31.1	32.2
Purchase Volume growth (%)	-2%	33%	-1%
Monthly Average Revenue per Active Customer (in $)	11.2	11.4	10.7
Monthly Average Cost to Serve per Active Customer (in $)	0.7	0.9	0.8
FX NEUTRAL			
Purchase Volume (FX Neutral) (in $ billions)	30.4	26.3	32.2
Purchase Volume growth (%)	16%	27%	17%
Monthly Average Revenue per Active Customer (in $)	11.2	9.6	10.7
Monthly Average Cost to Serve per Active Customer (in $)	0.7	0.8	0.8
CUSTOMER BALANCES			
Total portfolio - credit card and loan (in $ billions)	24.1	19.6	20.7
Portfolio growth (%)	23%	53%	14%
Deposits (in $ billions)	31.6	24.3	28.9
Deposits growth (%)	30%	54%	22%
Interest-Earning Portfolio (in $ billions)	13.8	9.7	11.2
Interest-Earning growth (%)	42%	87%	37%
FX NEUTRAL			
Total portfolio - credit card and loan (in $ billions)	24.1	17.2	22.4
Portfolio growth (%)	40%	51%	45%
Deposits (in $ billions)	31.6	21.3	31.2
Deposits growth (%)	48%	52%	54%
Interest-Earning Portfolio (in $ billions)	13.8	8.5	12.1
Interest-Earning growth (%)	62%	85%	75%

Summary of Consolidated Financial Metrics	Q1'25	Q1'24	Q4'24
COMPANY FINANCIAL METRICS			
Revenue (in $ millions)	3,247.7	2,735.9	2,989.3
Revenue growth (%)	19%	69%	24%
Gross Profit (in $ millions)	1,319.5	1,181.6	1,363.3
Gross Profit Margin (%)	41%	43%	46%
Credit Loss Allowance Expenses / Credit Portfolio (%)	4%	4%	4%
Net Income (in $ millions)	557.2	378.8	552.6
Adjusted Net Income (in $ millions)	606.5	442.7	610.1
FX NEUTRAL			
Revenue (in $ millions)	3,247.7	2,316.2	2,985.0
Revenue growth (%)	40%	61%	46%
Gross Profit (in $ millions)	1,319.5	1,000.3	1,361.4
Net Income (in $ million)	557.2	320.7	551.8
Adjusted Net Income (in $ millions)	606.5	374.8	609.2



Strategic Initiatives and Business Update


BOLOS
CAFÉ
SU COS

Sustained Growth of One of the World's Largest Digital Banking Platforms


Q1'25 Main Highlights
118.6MM
Customers
+19.3MM YoY
98.7MM
Active Customers
+16.1MM YoY
US$13.8BN
Interest Earning Portfolio
+62% YoY FXN
US$3.2BN
Revenue
+40% YoY FXN
Customers (MM)
Brazil
Nu Mexico
Nu Colombia
0 0 0 0 0 0 0 0 1 1 1 1 2 2 2 3 4 4 5 6 8 11 16 20 24 26 30 33 37 42 48 54 60 65 70 75 79 84 89 94 99 105 110 114 119
2014
2017
2020
2021
2022
2023
2024
2025

Note 1: 'Active Customers' relates to all customers that have generated revenue over the last 30 calendar days, for a given measurement period.
Note 2: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional details on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
Source: Nu.

During the quarter, Nu continued to expand its customer base, reaching nearly **119 million** customers at the end of the period, representing a net addition of **19.3 million** this quarter. The number of active customers grew **19**% YoY to nearly **99** million by quarter-end. In Brazil, Nu's customer base increased **14**% YoY to **104.6 million**, representing **59**% of the country's adult population. Nu's activity ratio remained above **83**%, with **98.7 million** monthly active customers, reinforcing both the engagement levels and the quality of the customer base. The customer base in Mexico continued growing, reaching **11 million** customers, while Colombia nearly reached **3 million** customers, maintaining its positive momentum following the launch of the Nu Cuenta product.

Building a Scalable and Sustainable Funding Base Across LatAm



Deposits (US$BN)
Brazil
Mexico
Colombia
YoY: 48%
FXN
23.7
1.0
22.7
5% FXN
24.3
2.3
22.0
16% FXN
25.2
0.2
3.3
21.7
9% FXN
28.3
0.9
3.9
23.5
16% FXN
28.9
1.3
4.5
23.1
1% FXN
31.6
1.8
5.4
24.4
80%
84%
87%
89%
89%
90%
Cost of Deposits as a % of Interbank Rate
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
Note 2: Rates presented are calculated as the ratio between the interest expenses paid to customers in the period and the interest income of the same deposits yielding 100% of the respective interbank rate: Mexico ("TIIE"), Colombia ("IBR") and Brazil ("CDI").
Source: Nu, BCB, Banxico, Banrep.

Deposits increased **48%** YoY FXN to **$31.6 billion** in Q1'25, while costs of deposits reached **90%** of the blended interbank rates of the countries where Nu operates, preserving growth and engagement.

Credit Portfolio Expands with Lending Driving Mix Shift



Total Portfolio (US$BN)
Secured Loans
Unsecured Loans
Credit Cards
YoY: 40%
FXN
Credit Card: 23% FXN
Unsecured Loans: 71% FXN
Secured Loans: 302% FXN
18.2
0.3
3.4
14.5
11% FXN
19.6
0.6
3.9
15.1
8% FXN
18.9
0.7
3.9
14.3
7% FXN
20.9
1.1
4.6
15.2
13% FXN
20.7
1.4
4.7
14.6
8% FXN
24.1
1.9
5.9
16.3
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25



Total Portfolio (%)
Secured Loans
Unsecured Loans
Credit Cards
1%
19%
80%
3%
20%
77%
4%
21%
76%
5%
22%
73%
7%
23%
71%
8%
24%
68%
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
Note 2: All amounts are presented gross of provisions.
Note 3: Secured loan includes Payroll Deductible Loans, FGTS Deductible Loan, INSS Deductible Loan and Investment Backed Loans (IBL).
Note 4: Q1'25 Total Portfolio includes $181.8MM related to the purchase of secured loan portfolio from third-parties.
Source: Nu.

Total credit card and loan gross receivables increased **40%** YoY FXN, reaching **$24.1 billion** in Q1'25, while the Interest-Earning Portfolio (IEP) grew **62%** YoY FXN to **$13.8 billion.** These strong results reflect healthy growth across all of Nu's credit products.

Growth in interest-earning receivables accelerated this quarter, now representing **29%** of the total credit card portfolio. This compares to Q4, which typically sees a seasonal increase in non-interest balances due to higher purchase volumes.

Unlocking Long-Term Value Through Operating Leverage and Deepening Monetization



Monthly ARPAC (US$)
Incumbents ARPAC US$43.3
Avg. ARPAC US$11.2
0.7
4.8
6.8
8.8
10.9
13.7
18.4
22.2
25.9
1
12
24
36
48
60
72
84
96
Months since origination



Cost to Serve per Active Customer (US$)
3.8
2.2
1.9
0.8
0.7
0.8
0.9
0.7
Q1'18
Q1'19
Q1'20
Q1'21
Q1'22
Q1'23
Q1'24
Q1'25

Note 1: Amounts are presented in US dollars.
Note 2: 'Average revenue per active customer' or 'ARPAC' is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).
Note 3: 'Cost to serve' is defined as the monthly average of the sum of transactional expenses, customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period.
Source: Nu.

Monthly Revenue per Active Customer (ARPAC) is at **$11.2**, and this figure could continue to rise at faster paces as Nu narrows the gap with incumbent banks, which generate ARPAC of over $40 by launching new products and entering new segments.

Cost to Serve per Active Customer was **$0.7** for this quarter. Due to scale efficiencies, process automation, and sustained investments in technology, these costs have declined by over 80% in the past years, and now remain below $1 per customer even as the business has grown significantly in scale and complexity.

Delinquency Ratios Tracking Expectations and Outperforming Seasonality

Brazil Only



15-90 NPLs
Brazil Consumer Credit Portfolio
Historical Q1 15-90 NPL Seasonality
+70 bps
2.5%
3.1%
3.0%
2.6%
2.3%
3.0%
2.6%
2.5%
2.2%
3.4%
2.2%
1.2%
1.3%
2.4%
2.2%
2.3%
2.6%
3.7%
3.7%
4.2%
3.7%
4.4%
4.3%
4.2%
4.1%
5.0%
4.5%
4.4%
4.1%
4.7%



90+ NPLs
Brazil Consumer Credit Portfolio
Historical Q1 90+ NPL Seasonality
0 bps
5.0%
4.9%
5.1%
5.6%
5.1%
5.1%
5.1%
5.0%
4.5%
5.0%
6.2%
5.2%
3.7%
3.0%
3.0%
3.2%
3.1%
3.5%
4.1%
4.7%
5.2%
5.5%
5.9%
6.1%
6.1%
6.3%
7.0%
7.2%
7.0%
6.5%

Note 1: Includes both credit card and loan excluding SMEs (Small and Medium-sized Enterprises).
Note 2: 'NPL' is a nonperforming loan.
Note 3: In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured loan from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days.
Note 4: Information presented for Brazil only.
Source: Nu.

Non-Performing Loans Nu's leading indicator of asset quality, the 15-90 NPL, rose 60 bps to **4.7%**[3], broadly in line with expectations and slightly below the historical seasonal increase of 70 bps. This reflects the continued strength of Nu's underwriting and disciplined risk management.

The 90+ NPL ratio decreased 50 bps to **6.5%**[3], outperforming historical trends. This improvement is consistent with the lower early-stage delinquency levels observed in prior quarters, as 90+ NPLs lag 15-90 by 1 to 3 quarters.

3: Data for Brazil only.

Comfortable Capital and Liquidity Positions



Capital Position (US$Bn)
Nu Holdings Cash & Equivalents
Capital Excess
Capital Requirement
4.7
2.0
2.7
2.6x
7.0
2.3
2.0
2.7
Capital in our Geos
Nu Holdings
Liquidity Position (US$Bn)
LDR
44%
13.8
31.6
Interest Earning Portfolio
Total Deposits

Note 1: Brazil figures consider the Capital Adequacy Ratio (CAR) requirement of 10.5%, applicable to the conglomerate led by Nu Pagamentos S.A. as of March 2025, according to BCB Resolution No. 200/22. Mexico's figures consider the NICAP required for a SOFIPO type 4, equivalent to a Capital Adequacy ratio of 10.5%; Colombia's figures consider a minimum Capital Adequacy Ratio of 10.5%, applicable to Nu Financiera, as a regulated entity.
Note 2: The Capital Excess includes US$ 194M of capital under approval by the Central Bank of Brazil.
Note 3: 'LDR' stands for Loan to Deposit Ratio.
Source: Nu.

Capital Nu has further reinforced its position as one of the best-capitalized financial institutions in the region. The Company's Capital Adequacy Ratios (CARs) remain well-above the regulatory minimums across all countries of operations, even excluding the **$2.3 billion** excess liquidity held at Nu Holdings.

Financial Discussion



REVENUE, FINANCIAL AND TRANSACTIONAL COSTS AND GROSS PROFIT

Revenue

Revenue increased **40**% YoY FXN, to another record high of **$3,247.7 million** in Q1'25.

Revenue ($ million)	Q1'25	Q1'24	Q4'24
Interest Income and Gains (Losses) on Financial Instruments	2,732.1	2,280.2	2,493.7
Fee and Commission Income	515.6	455.7	495.6
Total	**3,247.7**	**2,735.9**	**2,989.3**
FX Neutral			
Interest income and Gains (Losses) on Financial Instruments	2,732.1	1,930.4	2,490.1
Fee and Commission Income	515.6	385.8	494.9
Total	**3,247.7**	**2,316.2**	**2,985.0**

Interest Income and Gains on Financial Instruments increased **42**% YoY FXN to **$2,732.1 million** in Q1'25. This growth was mainly driven by three factors primarily: (i) sustained high-interest income from the consumer finance portfolio, reflecting the ongoing expansion of credit cards and loans; (ii) the credit mix, mainly due to the increase in interest-bearing installments within the credit card and loan portfolios; and (iii) higher interest income from cash equivalents and securities. Fee and Commission Income in Q1'25 increased **34**% YoY FXN to **$515.6 million**. This growth was mainly driven by the following increases: (i) interchange fees, supported by increased purchase volumes on credit and prepaid cards, reflecting Nu's expanding customer base and activity rates; and (ii) late fees in line with the overall growth of Nu's credit portfolio.

Cost of Financial and Transactional Services Provided

The Cost of Financial and Transactional Services Provided increased **47%** YoY FXN to **$1,928.2 million.** This quarter, it accounted for **59%** of revenues, representing an increase from **57%** YoY, reflecting the following dynamics:

Cost of Financial and Transactional Services Provided ($ million)	Q1'25	Q1'24	Q4'24
Interest and Other Financial Expenses	(896.2)	(660.7)	(748.0)
Transactional Expenses	(58.5)	(62.9)	(73.6)
Credit Loss Allowance Expenses	(973.5)	(830.7)	(804.4)
Total	**(1,928.2)**	**(1,554.4)**	**(1,626.0)**
% of Revenue	**59%**	**57%**	**54%**
FX Neutral			
Interest and Other Financial Expenses	(896.2)	(559.3)	(746.9)
Transactional Expenses	(58.5)	(53.3)	(73.5)
Credit Loss Allowance Expenses	(973.5)	(703.3)	(803.2)
Total	**(1,928.2)**	**(1,315.9)**	**(1,623.6)**
% of Revenue	**59%**	**57%**	**54%**

Interest and Other Financial Expenses increased as a result of: higher interest expenses on retail deposits, reflecting the sustained expansion of Nu's retail deposits balance, which grew to **$31.6 billion** this quarter.

In line with prior quarters, the provisions balance increased primarily driven by the growth of the credit portfolio, as Nu Holdings frontload provisions based on the expected lifetime credit losses, which is in accordance with IFRS 9 methodology.

Gross Profit

Gross Profit increased **32%** YoY FXN to **$1,319.5 million,** while gross profit margin was **41%** compared to **43%** in Q1'24. The decline was mainly driven by higher credit loss allowances and increased interest expenses in Brazil. This reflects the rise in the SELIC rate, which Nu has not yet fully repriced across the portfolio. Additionally, the expansion of Nu's deposit base in Mexico and Colombia—while a strategically important investment—has placed short-term pressure on margins.

OPERATING EXPENSES

Quarterly Operating Expenses totaled **$523.2 million** in Q1'25, increasing **3%** YoY FXN. As a percentage of revenues, Operating Expenses declined, from **22%** in Q1'24 to **16%** this quarter.

Operating Expenses ($ million)	**Q1'25**	**Q1'24**	**Q4'24**
Customer Support and Operations	(151.5)	(150.6)	(155.9)
General and Administrative Expenses	(289.9)	(326.1)	(318.8)
Marketing Expenses	(44.1)	(46.8)	(52.0)
Other Income (Expenses)	(37.9)	(79.5)	(69.2)
Total	**(523.2)**	**(603.0)**	**(595.9)**
% of Revenue	**16%**	**22%**	**20%**
FX Neutral			
Customer Support and Operations	(151.5)	(127.6)	(155.7)
General and Administrative Expenses	(289.8)	(276.1)	(318.3)
Marketing Expenses	(44.1)	(39.6)	(51.9)
Other Income (Expenses)	(37.9)	(67.3)	(69.1)
Total	**(523.2)**	**(510.6)**	**(595.0)**
% of Revenue	**16%**	**22%**	**20%**

The absolute YoY growth in quarterly Operating Expenses was primarily driven by the following: (i) Customer Support and operations expenses, which increased **19%** FXN, reflecting higher infrastructure and data processing costs; and (ii) a **5%** FXN increase in General and Administrative Expenses, as well as increased salaries and associated benefits related to the Company's overall expansion.

NIM Evolution: Expanding Profitability in Brazil and Investing for Growth in MX/CO


NII (US$MM) & NIM (%)
YoY: 34%
FXN
1,345.7
20% FXN
1,619.5
12% FXN
1,718.1
6% FXN
1,712.8
7% FXN
1,745.7
5% FXN
1,835.6
20.1%
18.3%
21.9%
19.5%
22.9%
19.8%
21.8%
18.4%
21.1%
17.7%
21.8%
17.5%
NIM Brazil (%)
NIM Holdings (%)
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25

Note 1: 'NII' stands for Net Interest Income and is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses.
Note 2: 'NIM' stands for Net Interest Margin, is annualized, and is the ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents; ii) Financial assets at fair value through profit or loss; iii) Financial assets at fair value through OCI; iv) Compulsory and other deposits at central banks; v) Credit card interest-earning portfolio; vi) Loans to customers (gross); vii) Other receivables; viii) Other financial assets at amortized cost; and ix) Securities assets.
Note 3: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
Source: Nu.

Net interest income, or NII, increased **34**% YoY FXN to **$1.8 billion.** Net interest margin, or NIM, declined 20 bps sequentially, to **17.5**%, aligned with expectations and, more importantly, resulting from deliberate strategic choices that were made to optimize Nu's long-term growth.

Risk-Adjusted Margins Reflect Q1 Seasonality and Strategic Investments


Credit Loss Allowance (US$MM) & Risk Adj. NIM (%)
592.5
40% FXN
830.7
-4% FXN
759.8
8% FXN
774.1
9% FXN
804.4
21% FXN
973.5
10.2%
9.5%
11.0%
10.1%
9.5%
8.2%
Risk Adj. NIM (%)
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25

Note 1: 'CLA' stands for Credit Loss Allowance Expenses.
Note 2: 'Risk Adj. NIM' stands for Risk Adjusted Net Interest Margin, is annualized, and is calculated by dividing NII (Net Interest Income) net of CLA (Credit Loss Allowance) by Interest Earning Assets defined as the following average balance sheet metrics: i) Cash and cash equivalents; ii) Financial assets at fair value through profit or loss; iii) Financial assets at fair value through OCI; iv) Compulsory and other deposits at central banks; v) Credit card Interest-earning portfolio; vi) Loans to customers (gross); vii) Interbank transactions; viii) Other receivables; ix) Other financial assets at amortized cost; and x) Securities.
Note 3: The amount of CLA is related to the Credit Loss Allowance net of Recoveries.
Source: Nu.

Credit loss allowance expenses increased to **$973.5 million** this quarter, consistent with the expansion of Nu's credit portfolio.

Risk-Adjusted NIM declined to **8.2%**, mainly due to seasonal effects on Credit Loss Allowance, together with short-term NIM pressures in Mexico and Colombia, reflecting Nu's' strategic investment in building local deposit franchises in those two markets.

Scalable Model Delivering Operating Leverage



Efficiency
NII + F&C (US$MM)
Costs (US$MM)
Efficiency Ratio
Efficiency Ratio Without One-off
91.6%
72.7%
72.3%
75.8%
65.6%
58.2%
55.1%
47.4%
39.0%
35.4%
35.0%
36.0%
32.1%
32.0%
31.4%
29.9%
26.7%
24.7%
213.3
(195.3)
278.9
(202.7)
379.5
(274.3)
459.0
(347.8)
604.2
(396.2)
750.0
(436.1)
847.0
(466.4)
(494.0)
1,178.5
(460.1)
1,415.2
(500.8)
1,599.1
(560.1)
1,799.3
(646.9)
(665.9)
(698.3)
(684.3)
(569.5)
2,351.1
(581.4)
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25

Note 1: 'NII' stands for Net Interest Income and is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses.
Note 2: 'F&C' stands for Fee and Commission Income.
Note 3: 'Costs' include transactional costs and operating expenses.
Note 4: Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII and Fees and Commission Income.
Note 5: Q4'22 Efficiency Ratio and Costs exclude the effect of the one-time non-cash recognition of the 2021 CSA termination. Unadjusted Efficiency Ratio was 81%, and Unadjusted Costs was $849.6 million. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
Note 6: Q1'25 Efficiency Ratio includes a one-off impact of $47 million related to the remeasurement of a specific item within deferred tax asset, booked under "Other Income and Expenses" in the P&L.
Source: Nu.

The efficiency ratio improved 520 bps QoQ and a gain of more than 740bps YoY reaching a total of **24.7%**.

This quarter's result includes a one-off impact of $47 million from the remeasurement of Deferred Tax Assets credits. Excluding this effect, the efficiency ratio would have been **26.7%**, a 320 basis-point improvement QoQ, reinforcing Nu's position as one of the most efficient players globally.

EARNINGS

Net Income

Nu continues to drive profitability, with Net Income increasing to **$557.2 million** in Q1'25, up from **$378.8 million** in Q1'24. This solid profit growth reflects the continued success and resilience of Nu´s strategy and business model.

Adjusted Net Income

Adjusted Net Income expanded to **$606.5 million** in Q1'25, from **$442.7 million** in Q1'24. Adjusted Net Income is a non-IFRS measure calculated using profit (loss) adjusted for expenses related to Nu's share-based compensation as well as the tax effects related to these items, among other adjustments. For more information, please see "Non-IFRS Financial Measures and Reconciliations".



Conference Call

May 13, 2025

at 6:00 p.m. ET (7:00 p.m. BRT)

Access details

www.investors.nu

Definitions



Activity rate - is defined as monthly active customers divided by the total number of customers as of a specific date.

CDI ("Certificado de Depósito Interbancário") - Brazilian interbank deposit rate.

Credit Loss Allowance Expenses/Credit Portfolio - is defined as credit loss allowance expenses, divided by the sum of receivables from credit card operations (current, installments and revolving) and loans to customers, in each case gross of ECL allowance, as of the period end date.

Customer - is defined as an individual or SME that has opened an account with Nu and does not include any such individuals or SMEs that have been charged-off or blocked or have voluntarily closed their account.

ECL or ECL Allowance - means the expected credit losses in Nu's credit operations, including loans and credit cards.

Efficiency ratio – refers to the ratio between total non-interest operating expenses and transactional costs divided by net interest income plus fees and commissions income.

Foreign Exchange ("FX") Neutral Measures - refer to certain measures prepared and presented in this earnings release to eliminate the effect of FX volatility between the comparison periods, allowing management and investors to evaluate Nu's financial performance despite variations in foreign currency exchange rates, which may not be indicative of the Company's core operating results and business outlook. For additional information, see "Non-IFRS Financial Measures and Reconciliations".

IBR ("Indicador Bancario de Referencia") - Colombian interbank deposit rate.

Interest-Earning Portfolio ("IEP")- consists of receivables from credit card operations on which Nu is accruing interest and loans to customers, in each case prior to ECL allowance, as of the period end date.

Loan-to-Deposit Ratio ("LDR") - is calculated as the total balance for Interest-Earning Portfolio divided by the total amount of deposits at the end of the same period.

Monthly Active Customers - is defined as all customers that have generated revenue in the last 30 calendar days.

Monthly Average Cost to Serve per Active Customer - is defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Monthly Average Revenue per Active Customer or Monthly ARPAC ("ARPAC")- is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is

defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Net Interest Income ("NII") - is defined as interest income and gains (losses) on financial instruments minus interest and other financial expenses.

Net Interest Margin ("NIM") - is defined as the annualized ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost.

Non-Performing Loans ("NPL") - is defined as the non-performing loans balance (e.g. NPLs 15 to 90 days or 90+ days) divided by the total outstanding balance of consumer credit portfolio (i.e. excluding SMEs).

Nu Pagamentos - Nu Holdings' subsidiary in Brazil.

Nu Financiera - Nu Holding's subsidiary in Colombia.

Primary Banking Account ("PBA") - refers to Nu's relationship with those customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month, excluding self transfers. We calculate the percent of customers with a primary banking relationship as active customers with a primary banking relationship as a percentage of total active customers that have been with us for more than 12 months.

Purchase Volume ("PV") - is defined as the total value of transactions that are authorized through Nu's credit, prepaid cards and payments through Nu's platform; it does not include other payment methods that we offer such as PIX transfers, WhatsApp payments or traditional wire transfers.

Recovery - is the estimated amount of a defaulted contract with a customer that the company expects to receive.

Risk-Adjusted Net Interest Margin ("Risk-adjusted NIM") - is annualized, and is calculated by dividing NII net of CLA by Interest Earning Assets defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other receivables ix) Other financial assets at amortized cost x) Securities.

SMEs - small and medium-sized enterprises.

TIIE ("Tasa de Interés Interbancaria de Equilibrio") - Mexican interbank deposit rate.

Total Portfolio - is the addition of credit card exposures and loans to customers.

Write-off - constitutes a derecognition event when the institution has no reasonable expectations of recovering the contractual cash flows.

Forward-Looking Statements



This release speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this release. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this release has been obtained by the Company from third-party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This release contains forward-looking statements. All statements other than statements of historical fact contained in this release may be forward-looking statements and include, but are not limited to, statements regarding the Company's intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the prospectus dated December 8, 2021 filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in the Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the Securities and Exchange Commission on April 16, 2025. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company's view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as "believe," "may," "might," "can," "could," "is designed to," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect," "forecast", "plan", "predict", "potential", "aspiration," "should," "purpose," "belief," and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company's assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company's expectations and are subject to variables and uncertainties. The Company's actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this release, which are inherently uncertain. In addition to IFRS financials, this release includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this release to "R$" refer to the Brazilian Real, the official currency of Brazil.

Non-IFRS Financial Measures and Reconciliations



This release includes financial measures defined as "non-IFRS financial measures" by the SEC, including: Adjusted Net Income and certain FX Neutral measures and provides reconciliations to the most directly comparable IFRS financial measure. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance or financial position that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. These non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

Adjusted Net Income is defined as profit (loss) attributable to shareholders of the parent company for the period, adjusted for the expenses and allocated tax effects on share-based compensation.

Adjusted Net Income is presented because management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of the operating and financial performance of the Company, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. Nu also uses Adjusted Net Income as a key profitability measure to assess the performance of the business. Nu believes Adjusted Net Income is useful to evaluate operating and financial performance for the following reasons:

- Adjusted Net Income is widely used by investors and securities analysts to measure a company's operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value and the market value of their assets and liabilities, and the method by which their assets were acquired; and
- Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, and their hedge accounting effects for the corporate tax and social wages and their income tax effects, do not necessarily reflect how the business is performing at any particular time and the related expenses (and their subject impacts in the market value of assets and liabilities) are not key measures of core operating performance.

Adjusted Net Income is not a substitute for Net Income, which is the IFRS measure of earnings. Additionally, the calculation of Adjusted Net Income (Loss) may be different from the calculation used by other companies, including competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, measures may not be comparable to those of other companies.

Adjusted Net Income Reconciliation

For the three-month period ended March 31, 2025 and 2024 and December 31, 2024
(In millions of U.S. Dollars)

Nu Holdings (Consolidated)	As reported For the three-month period ended,		
Adjusted Net Income (US$ million)	Mar 31, 2025	Dec 31, 2024	Mar 31, 2024
Profit attributable to shareholders of the parent company	557.2	552.6	378.8
Share-based compensation	75.5	68.9	127.8
Allocated tax effects on share-based compensation	(24.8)	(21.4)	(41.6)
Hedge of the tax effects on share-based compensation	(1.4)	10.0	(22.3)
Adjusted Net Income for the period	**606.5**	**610.1**	**442.7**

FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate financial performance despite variations in foreign currency exchange rates, which may not be indicative of core operating results and business outlook.

FX Neutral measures are presented because management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended March 31, 2024 were calculated by multiplying the as reported amounts of Adjusted Net Income and the key business metrics for such period by the average Brazilian reais / U.S. dollars exchange rate for the three months ended March 31, 2024 (R$4.9515 to US$1.00) and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by average based on the USD/BRL spot last price rate for all business days within the reporting in the three months ended March 31, 2025 (R$5.8487 to US$1.00), so as to present what certain of statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended March 31, 2025.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average based on the USD/BRL spot last price rate for all business days within the reporting in the three months ended March 31, 2025 and 2024 as reported by Bloomberg.

FX Neutral measures for deposits and interest-earning portfolio were calculated by multiplying the as reported amounts as of each date, by the spot Brazilian reais/U.S. dollars exchange rates as of each date and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot last price rate for all business days as March 31, 2025 (R$5.7058 to US$1.00) so as to present what these amounts would have been had exchange rates been the same on March 31, 2024. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg.

FX Rates - On a monthly basis, Nu translates its subsidiaries figures from their individual functional currency into Nu Holdings functional currency, the U.S. Dollars ("US$"), following the requirements of IAS 21 "The Effects of Changes in Foreign Exchange Rates". The functional currency of the Brazilian operating entities is the Brazilian Real ("R$"), of the Mexican entities is the Mexican Peso ("MXN"), and of the Colombian entities is the Colombian Peso ("COP").

As of January 31, 2025, income statement figures were divided by the average FX Rate of the month (R$ 6.0137, MXN 20.5668 and COP 4,283,6541 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.8443, MXN 20.6780 and COP 4,208.5200 to US$ 1.00).

As of February 29, 2025, income statement figures were divided by the average FX Rate of the month (R$ 5.7665, MXN 20.4517 and COP 4,128.9795 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.8846, MXN 20.5511 and COP 4,153.9200 to US$ 1.00).

As of March 31, 2025, income statement figures were divided by the average FX Rate of the month (R$ 5,7442, MXN 20,2251 and COP 4,137.1848 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.7058, MXN 20.4711 and COP 4,183.5200 to US$ 1.00).

Equity figures are translated using the FX Rate on the date of each transaction.

Consolidated Statements



Profit or Loss

For the three-month period ended March 31, 2025 and 2024
(In thousands of U.S. Dollars)

	03/31/2025	03/31/2024
Interest income and gains (losses) on financial instruments	2,732,136	2,280,248
Fee and commission income	515,553	455,653
Total revenue	**3,247,689**	**2,735,901**
Interest and other financial expenses	(896,204)	(660,715)
Transactional expenses	(58,488)	(62,948)
Credit loss allowance expenses	(973,544)	(830,719)
Total cost of financial and transactional services provided	**(1,928,236)**	**(1,554,382)**
Gross profit	**1,319,453**	**1,181,519**
Operating expenses		
Customer support and operations	(151,475)	(150,612)
General and administrative expenses	(289,823)	(326,052)
Marketing expenses	(44,097)	(46,827)
Other income (expenses)	(37,855)	(79,491)
Total operating expenses	**(523,250)**	**(602,982)**
Income of Share of profit or (loss) in associates	(1,130)	-
Profit before income taxes	**795,073**	**578,537**
Income taxes		
Current taxes	(81,114)	(415,042)
Deferred taxes	(156,751)	215,319
Total income taxes	**(237,865)**	**(199,723)**
Profit for the period	**557,208**	**378,814**
Profit (loss) Attributable To Shareholders Of The Parent Company	*557,203*	*378,814*
Profit (loss) attributable to non-controlling interests	*5*	-
Earnings per share – Basic	**0.1157**	**0.0794**
Earnings per share – Diluted	**0.1139**	**0.0775**
Weighted average number of outstanding shares – Basic (in thousands of shares)	**4,816,294**	**4,773,284**
Weighted average number of outstanding shares – Diluted (in thousands of shares)	**4,892,628**	**4,886,361**

Financial Position

As of March 31, 2025 and December 31, 2024
(In thousands of U.S. Dollars)

	03/31/2025	12/31/2024
Assets		
Cash and cash equivalents	10,284,007	9,185,742
Financial assets at fair value through profit or loss	462,853	741,042
Securities	*335,846*	*665,242*
Derivative financial instruments	*126,667*	*75,464*
Collateral for credit card operations	*340*	*336*
Financial assets at fair value through other comprehensive income	9,901,753	9,913,517
Securities	*9,901,753*	*9,913,517*
Financial assets at amortized cost	29,605,150	26,701,505
Credit card receivables	*13,540,738*	*12,259,276*
Loans to customers	*6,812,656*	*5,321,885*
Compulsory and other deposits at central banks	*7,375,537*	*6,743,336*
Other receivables	*887,630*	*1,413,443*
Other financial assets	*107,371*	*78,147*
Securities	*881,218*	*885,418*
Other assets	1,113,207	663,578
Deferred tax assets	1,832,587	1,818,339
Investments in associates	98,235	99,365
Right-of-use assets	20,461	20,344
Property, plant and equipment	25,620	25,879
Intangible assets	439,835	347,616
Goodwill	408,817	414,287
Total assets	**54,192,525**	**49,931,214**

	03/31/2025	12/31/2024
Liabilities		
Financial liabilities at fair value through profit or loss	585,521	340,912
Derivative financial instruments	*98,761*	*32,329*
Repurchase agreements	*486,760*	*308,583*
Financial liabilities at amortized cost	43,386,003	39,918,963
Deposits	*31,564,365*	*28,855,065*
Payables to network	*10,114,743*	*9,333,541*
Borrowings and financing	1,706,895	1,730,357
Salaries, allowances and social security contributions	180,441	180,181
Tax liabilities	452,401	1,102,086
Lease liabilities	26,697	26,197
Provision for lawsuits and administrative proceedings	25,384	22,551
Deferred income	85,457	71,636
Other liabilities	841,704	621,612
Total liabilities	**45,583,608**	**42,284,138**
Equity		
Share capital	84	84
Share premium reserve	5,054,953	5,053,776
Accumulated gains	4,033,513	3,420,596
Other comprehensive income (loss)	(480,641)	(828,167)
Equity attributable to shareholders of the parent company	**8,607,909**	**7,646,289**
Equity attributable to non-controlling interests	*1,008*	*787*
Total equity	**8,608,917**	**7,647,076**
Total liabilities and equity	**54,192,525**	**49,931,214**

Cash Flows

For the three-month period ended March 31, 2025 and 2024
(In thousands of U.S. Dollars)

	03/31/2025	03/31/2024
Cash flows from operating activities		
Reconciliation of profit to net cash flows from operating activities:		
Profit for the period	557,208	378,814
Adjustments:		
Depreciation and amortization	21,322	18,465
Credit loss allowance expenses	1,074,571	883,498
Deferred income taxes	156,751	(215,319)
Provision for lawsuits and administrative proceedings	960	5,823
Unrealized (gains) losses on financial instruments	(16,314)	(1,074)
Interest accrued	47,623	41,326
Share-based compensation	77,785	78,649
Income of share of profit or (loss) in associates	1,130	-
Others	(2,121)	2,088
	1,918,915	**1,192,270**
Changes in operating assets and liabilities:		
Securities	335,731	(218,559)
Credit card receivables	(2,750,317)	(1,740,047)
Loans to customers	(2,790,768)	(1,564,023)
Other receivables	512,972	286,980
Compulsory deposits and others at central banks	(616,755)	447,155
Other assets	(467,161)	334,622
Deposits	2,643,104	570,928
Payables to network	734,894	(156,255)
Deferred income	13,483	(866)
Other liabilities	878,488	(2,543)
Interest paid	(20,360)	(36,260)
Income tax paid	(1,172,936)	(987,010)
Interest received	1,866,055	1,302,989
Cash flows generated from operating activities	**1,085,345**	**(570,619)**

	03/31/2025	03/31/2024
Cash flows from investing activities		
Acquisition of property, plant and equipment	(2,400)	(210)
Acquisition and development of intangible assets	(80,115)	(26,573)
Investments in associates	1,130	-
Cash flow used in investing activities	**(81,385)**	**(26,783)**
Cash flows from financing activities		
Proceeds from borrowings and financing	187,171	269,726
Payments of borrowings and financing	(355,041)	(11,465)
Lease payments	(1,728)	(1,823)
Exercise of stock options	398	1,782
Cash flows generated from financing activities	**(169,200)**	**258,220**
Change in cash and cash equivalents	**834,760**	**(339,182)**
Cash and cash equivalents		
Cash and cash equivalents - beginning of the period	9,185,742	5,923,440
Foreign exchange rate changes on cash and cash equivalents (i)	263,505	449,400
Cash and cash equivalents - end of the period	10,284,007	6,033,658
Increase in cash and cash equivalents	**834,760**	**(339,182)**

Investor Relations

Guilherme Souto

investors@nubank.com.br

Media Relations

Leila Suwwan

press@nubank.com.br

Nu Holdings LTD.
NYSE: NU

investors.nu



About Nu Holdings Ltd.

Nu is one of the world's largest digital financial services platforms, serving more than 118 million customers across Brazil, Mexico and Colombia. Nu uses proprietary technologies and innovative business practices to create new financial solutions and experiences for individuals and SMEs that are simple, intuitive, convenient, low-cost, empowering and human. Guided by a mission to fight complexity and empower people, Nu is focused on connecting profit and purpose to create value for all stakeholders and have a positive impact on the communities it serves. Nu's shares are traded on the New York Stock Exchange (NYSE: NU). For more information, please visit www.nubank.com.br.